UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 29, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

Allergan, Inc.

File No. 1-10269 - CF#25027

Allergan, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 2, 2010.

Based on representations by Allergan, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1	through March 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief – Legal